                          Sonnenschein Nath & Rosenthal
                     1221 Avenue of the Americas, 24th Floor
                            New York, New York  10020

                                February 7, 2000

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Steven C. Duvall, Esq.

        Re:     Harvard Industries, Inc.
                Withdrawal of Registration Statement on Form S-4, as amended, File No. 333-71137
                ------------------

Ladies and Gentlemen:

     On behalf of Harvard Industries, Inc. ("Harvard"), we hereby request the consent of the Securities and Exchange Commission, pursuant to Rule 259 under the Securities Act of 1933, as amended, to the withdrawal of the above-referenced Registration Statement (the "Registration Statement") effective immediately. No offers or sales of securities were made under the Registration Statement.

     Harvard has elected to withdraw the Registration Statement because Harvard has repurchased all of its 14 1/2% Senior Secured Notes due 2003, and the Indenture and Collateral Agreement have been discharged and released as of September 30, 1999.

     Should the staff have any questions concerning the foregoing, please contact the undersigned at 212-768-6738.

                                       Very truly yours,

                                       /s/ AMY H. FISHER

                                       Amy H. Fisher